[redacted]

05035954

SI MISSION

VF 3-7-05

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RECEIVED FEB 2 5 2005 SEC MAIL PROCESSING

SEC FILE NUMBER
52328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin National Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway, Suite 111B
(No. and Street)

Boca Raton (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
B. Christine Golden 561-558-2900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6100 Glades Road, Suite 314, Boca Raton, Florida 33434
(Address) (City) (State) (Zip Code)

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, B. Christine Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin National Financial Group, LLC, as of Dec 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Sr. Managing Director

Title

SONIA JOHNSON
MY COMMISSION EXPIRES April 3, 2008
#DD 290052
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public 2-24-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. For 2003
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003

FRANKLIN NATIONAL FINANCIAL GROUP, LLC

CONTENTS

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Franklin National Financial Group, LLC

We have audited the accompanying balance sheets of Franklin National Financial Group, LLC as of December 31, 2004 and 2003 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Franklin National Financial Group, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 10, 2005

6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: 561.487.5765
Facsimile: 561.487.5766

1925 Century Park East • Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Facsimile: 310.601.2201
www.cpaweinberg.com

One Pacific Place, Suite 805
88 Queensway, Hong Kong, P.R.C.
Telephone: 852-2780-7231
Facsimile: 852-2780-8717

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2004 & 2003

ASSETS

		2004		2003
CURRENT ASSETS				
Cash	$	55,452	$	26,594
Commissions receivable		-		5,095
Total Current Assets		55,452		31,689
OTHER ASSETS				
Clearing house deposit		35,000		35,000
TOTAL ASSETS	$	90,452	$	66,689

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES				
Accounts payable	$	35,022	$	27,523
Accrued payroll and payroll taxes		171		2,120
Total Current Liabilities		35,193		29,643
MEMBER'S EQUITY		55,259		37,046
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	90,452	$	66,689

See accompanying notes to financial statements.

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
REVENUE				
Private placements	$	193,775	$	154,556
Commissions		357,566		173,181
Investment banking fees		15,000		36,000
Other clearinghouse revenues		23,154		25,259
Total Revenue		589,495		388,996
OPERATING EXPENSES				
Management expense, net		100,579		208,885
Payroll and payroll taxes		35,207		22,646
Clearinghouse fees		61,005		46,402
Commissions		409,903		100,041
General and administrative		24,588		20,337
Total Operating Expenses		631,282		398,311
NET LOSS	$	(41,787)	$	(9,315)

See accompanying notes to financial statements

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Balance, December 31, 2002	$	46,361
Net loss		(9,315)
Balance, December 31, 2003		37,046
Member's contributions		60,000
Net loss		(41,787)
BALANCE, DECEMBER 31, 2004	$	55,259

See accompanying notes to financial statements

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(41,787)	$	(9,315)
Changes in operating assets and liabilities:				
Accounts receivable		-		12,320
Commissions receivable		5,095		(5,095)
Accounts payable		7,499		23,788
Accrued payroll and payroll taxes		(1,949)		(8,888)
Net Cash (Used In) Provided By Operating Activities		(31,142)		12,810
CASH FLOWS FROM INVESTING ACTIVITIES		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Member's contributions		60,000		-
NET INCREASE IN CASH		28,858		12,810
CASH - BEGINNING OF YEAR		26,594		13,784
CASH - END OF YEAR	$	55,452	$	26,594

See accompanying notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Franklin National Financial Group, LLC (the "Company") is a limited liability company incorporated under the laws of the state of Delaware on November 4, 1999. The Company was formerly known as Sanline Capital Resources LLC ("Sanline"). On January 10, 2002 the current member of the Company purchased the member units from the former owners of Sanline. On February 11, 2002, Sanline changed its name to Franklin National Financial Group, LLC

The Company is a wholly owned subsidiary of Franklin National Financial Holdings, LLC.

The Company engages in the business of operating as a broker-dealer registered with the National Asociation of Securities Dealers ("NASD") and Security Investor Protection Corporation ("SIPC"), structuring private placements for clients on a fee for service basis (See Note 1(D).

The Company is also required to maintain a minimum net capital of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company has estimated that the contingencies resulting from the Company's Securities and Exchange Commission's ("SEC") examination will not have a material affect on the Company's financial condition or cash flows. Actual results could differ significantly from this current estimate (See Note 4).

(C) Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual member. Accordingly, no provision is made for income taxes in the accompanying financial statements.

(D) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A) and records commissions from the sales of listed securities on settlement date. The effects of recording revenue on a trade date basis is insignificant.

(E) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including cash, commissions receivable, accounts payable and accrued liabilities approximates fair value due to the relatively short-term nature of these instruments.

(F) Commission Receivable

The Company's commissions receivable consisted of commissions due from an unrelated third party clearing broker (See Note 3). Since all receivables were collected in early January 2004, no allowance for doubtful accounts was recorded at December 31, 2003.

NOTE 2 SALES CONCENTRATIONS

Approximately 33% and 39% of private placement income was derived from one customer for the years ended December 31, 2004 and 2003, respectively.

NOTE 3 AGREEMENTS

(A) Clearing Agreement

On February 28, 2002, the Company entered into a clearing agreement with an unrelated third party to provide certain services with respect to accounts of customers and proprietary accounts introduced to the clearing broker which include (i) executing, clearing and settling securities transactions; (ii) preparing and delivering confirmations of transactions and periodic account statements; (iii) extending credit to accounts; (iv) performing cashiering functions, including, but not limited to, receiving and delivering checks, funds and securities and collecting commissions and other fees; (v) safeguarding account funds and securities; and (vi) maintaining books and records with respect to the accounts. Under the agreement the Company is required to maintain insurance coverage of a Financial Institution Bond for broker-dealers, which was in the amount of at least $25,000. As of January 1, 2004, the insurance coverage for the limit of liability increased from $25,000 to $60,000. Additionally, upon execution of the agreement, the Company established a deposit account with the clearing company in the amount of $35,000. As consideration for the services provided, the Company pays fees in accordance with a confidential fee schedule subject to a monthly minimum revenue requirement.

As of December 31, 2004 and 2003, commissions receivable under the agreement amounted to $0 and $5,095, respectively.

(B) Administrative Support and Management Agreement

On April 1, 2002, and amended on December 13, 2004, the Company entered into an administrative support and management agreement with a company related by common members. The agreement stipulates that the related party provide administrative support services, office space and personnel including rent, utilities, salaries, telephone, equipment, postage, office supplies, furniture and fixtures, accounting services and other general office expenses. Under the terms of the agreement, compensation is paid on a monthly basis in arrears, plus an amount payable quarterly to reimburse extraordinary expenses incurred. The term of the agreement is for eight years and nine months expiring on December 31, 2010 and automatically renews at the end of the term for an additional twelve-months unless either party terminates the agreement upon ten days notice. During the years ended 2004 and 2003 the Company charged $100,579 and $274,216, respectively, to operations under this agreement and received an expense allowance of $65,331 under a placement agreement during 2003, resulting in net management expense of $100,579 and $208,885, respectively.

NOTE 4 OTHER RELATED PARTY TRANSACTIONS

The Company's paid brokerage commissions of $238,806 and $471 in 2004 and 2003, respectively, to certain individuals that are related to the member of the Company's parent.

NOTE 5 CONTINGENCIES

In November 2004, the SEC conducted a routine, random and unexpected examination of the Company, and subsequently issued a letter of findings that included a request for corrective action.

In December 2004, the Company's external legal counsel issued a response letter to the SEC that included explanations and documentation related to the SEC's letter of findings, as well as procedural changes made by the Company in response to the SEC's request for corrective action.

To date, there has been no response, further inquiry or request received from the SEC to the Company's initial response letter. The Company believes that it conducted itself at all times in good faith and in accordance with prevailing industry rules, regulations and accepted business practices. With regard to the SEC's concerns about policies and procedures, it is the Company's view that such policies, where required, have been modified to bring them in line with such concerns. Although the Company believes it has addressed all of the SEC's concerns, it is not possible to predict the ultimate outcome of this contingency.

NOTE 6 SUBSEQUENT EVENTS

On December 15, 2004, the Company signed a letter of intent to sell the tangible and intangible assets of the Company to Pan American Bancorp ("Pan American"), a company partially owned by the spouse of the member of the Company's parent. According to the agreement, the closing of the sale will be completed after a due diligence process conducted by Pan American. As of the date of this report, there has been no further progress made in the possible sale of the Company's assets.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Franklin National Financial Group, LLC

We have audited the accompanying financial statements of Franklin National Financial Group, LLC as of and for the years ended December 31, 2004 and 2003 and have issued a report thereon dated February 10, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 10, 2005

6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: 561.487.5765
Facsimile: 561.487.5766

1925 Century Park East • Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Facsimile: 310.601.2201
www.cpaweinberg.com

One Pacific Place, Suite 805
88 Queensway, Hong Kong, P.R.C.
Telephone: 852-2780-7231
Facsimile: 852-2780-8717

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
Computation of Net Capital		
Member's Equity:	$ 55,259	$ 37,046
Less: Non-allowable assets	-	5,095
Net Capital	55,259	31,951
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	35,193	29,643
Total Aggregate Indebtedness	35,193	29,643
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or	5,000	5,000
Calculated minimum (aggregate indebtedness @ 6.67%)	2,348	1,977
Required Capital	5,000	5,000
Net in Excess of Requirement	$ 50,259	$ 26,951
Ratio of aggregate indebtedness to net capital	.63 to 1	.93 to 1
Percentage of aggregate indebtedness to net capital	63%	93%
Net Capital as reported in December 31, 2004, as amended, and 2003 Form X-17A-5, Part IIA (unaudited) FOCUS report	55,259	43,460
(Decrease) in accounts receivable	-	(3,400)
(Increase) decrease in accounts payable and accrued expenses payable	-	(8,109)
Net Capital, Per Above	$ 55,259	$ 31,951

See independent auditors' report on supplementary information.

WEINBERG & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Franklin National Financial Group, LLC

In planning and performing our audits of the financial statements and supplementary schedule of Franklin National Financial Group, LLC (the "Company"), as of and for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: 561.487.5765
Facsimile: 561.487.5766

1925 Century Park East • Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Facsimile: 310.601.2201
www.cpaweinberg.com

One Pacific Place, Suite 805
88 Queensway, Hong Kong, P.R.C.
Telephone: 852-2780-7231
Facsimile: 852-2780-8717

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting system and control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in the financial statements of Franklin National Financial Group, LLC for the year ended December 31, 2004 and this report does not affect our report thereon dated February 10, 2005.

1. As of March 31, 2004, June 30, 2004 and September 30, 2004, the Company had incorrectly recorded certain transactions related to commissions earned and expenses incurred through its clearing firm, as well as expenses and payables involving its registered representatives. This resulted in incorrect FOCUS reports being filed for all three quarters in 2004. The Company is going to file amended FOCUS reports to accurately reflect account balances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate as of December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 10, 2005